AMERICAN STOCK EXCHANGE LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

January 30, 2008

The American Stock Exchange LLC (the “Exchange” or “Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or “Commission”), has determined to strike from listing and registration on the Exchange, the following:

DYADIC INTERNATIONAL, INC.

Common Stock, $0.001 Par Value

Commission File Number – 001-32513

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with:

(a)

Sections 134 and 1101 of the Amex Company Guide (the “Company Guide”) which requires that listed issuers must comply with applicable Commission requirements with respect to the filing of reports and other documents through the Commission’s Electronic Data Gathering Analysis and Retrieval system; and

(b)

Section 704 of the Company Guide which requires listed issuers to hold meetings of its stockholders annually to elect directors and to take action on other corporate matters in accordance with its charter, by-laws and applicable state or other laws.

2.

The Common Stock of Dyadic International, Inc. (“Dyadic” or the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company is delinquent in the filing of quarterly reports on Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007; and

(b)

The Company failed to hold an annual meeting of its stockholders within 12 months following the year ended December 31, 2006.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On May 17, 2007, Dyadic was notified by the Exchange that it was not compliant with Sections 134 and 1101 of the Company Guide because it failed to file its Form 10-QSB for the period ended March 31, 2007 with the Commission. The Company was afforded the opportunity to submit a business plan by June 18, 2007 outlining the steps it had taken, or intended to take, to regain compliance with the continued listing standards by November 16, 2007 (the “Plan Period”).  In determining the appropriate plan period to give the Company, the Amex applied Commentary .01 of Section 1009 of the Company Guide, which states that the staff of the Exchange’s Listing Qualifications Department (“Staff”) may establish a time period of less than 18 months to regain compliance based on the nature and severity of the deficiency, including, but not limited to, SEC filing obligations and present or potential public interest concerns. Staff determined that it was appropriate to provide no more than a six month plan period due to Dyadic’s lack of reliable financial information, delinquency with respect to its current SEC filing obligations, and the potential public interest concerns and/or financial impact related to the discovery of financial improprieties which had resulted in a trading halt of the Company’s Common Stock since April 24, 2007.

(b)

On June 18, 2007, the Company submitted to Staff its plan to regain compliance on (the “Plan”), and on July 2, 2007, the Exchange notified Dyadic that its Plan made a reasonable demonstration of the Company’s ability to regain compliance with the continued listing standards by the end of the Plan Period.

(c)

On August 23, 2007, Dyadic was notified by the Amex that it had triggered an additional event of noncompliance with Sections 134 and 1101 of the Company Guide due to its failure to timely file its Form 10-QSB for the period ended June 30, 2007.

(d)

Subsequently, the Company also became delinquent in the filing of its Form 10-QSB for the period ended September 30, 2007 when it failed to file that form with the SEC by the required filing date of November 14, 2007.

(e)

Via correspondence dated November 26, 2007, Staff notified Dyadic that it had determined to initiate immediate delisting proceedings against the Company (the “Staff Determination”). The Staff Determination was based on the Company’s inability to file its Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007, and consequently, regain compliance with the Exchange’s continued listing standards by the end of the Plan Period.  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a listing qualifications panel of the Committee on Securities (the “Panel”) within seven days of the Staff Determination, or by December 3, 2007.

(f)

On December 3, 2007, the Company requested an oral hearing to appeal the Staff Determination before the Panel.

(g)

On December 21, 2007, Dyadic was notified by the Exchange that it was not in compliance with Section 704 of the Company Guide due to its inability to hold an annual meeting of its stockholders within 12 months following the year ended December 31, 2006.

(h)

On January 8, 2008, a hearing was conducted before the Panel. The Company was offered to the opportunity to provide a written submission in support of its continued listing at the Exchange, but declined to make such a submission. Further, the Company did not provide any representatives on its behalf at the hearing. By letter dated January 14, 2008, the Exchange notified the Company of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on the Amex and to authorize delisting proceedings. The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within 15 days.

(i)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period and had not otherwise regained compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Wayne Moor, Chief Executive Officer of the Company.

/s/

Dennis J. Meekins

Vice President, Listing Qualifications

American Stock Exchange LLC